Filed Pursuant to Rule 433

Dated May 7, 2020

Registration No. 333-237669

PRICING TERM SHEET

Corporación Andina de Fomento

U.S.$800,000,000 of 2.375% Notes due 2023

Issuer:	Corporación Andina de Fomento

Ratings(1):	Moody’s: Aa3 (Stable) / S&P: A+ (Negative) / Fitch: A+ (Negative)

Security Status:	Senior unsecured notes; not secured by any property or assets; notes rank equally with all other unsecured and unsubordinated indebtedness

Transaction Type:	SEC Registered

Currency:	U.S. Dollars

Total Principal Amount:	U.S.$800,000,000

Offering Price:	99.779%

Gross Proceeds:	U.S.$798,232,000

Trade Date:	May 7, 2020

Settlement:	May 12, 2020 (T+3)

Maturity:	May 12, 2023

Coupon:	2.375% per annum

Spread to Mid-Swap:	220 bps

Mid-Swap Spread:	6.25 bps

Benchmark Instrument:	UST 0.25% due April 15, 2023

Benchmark Instrument Price/Yield:	100-053⁄4 / 0.189%

Spread to Benchmark Instrument:	+226.25 bps

Yield to Maturity:	2.452%

Interest Rate Payment Frequency:	Semi-annual

Interest Payment Dates:	May 12 and November 12, with first interest payment date on November 12, 2020

Interest Rate Basis:	30/360

Business Day Convention:	Modified Following, Unadjusted

Redemption Provisions:	Redeemable in whole, but not in part, for tax reasons

Sinking Fund Provisions:	No sinking fund provisions

Form:	Global note held by depositary or the depositary’s custodian

Denominations:	Denominations of U.S.$1,000.00 and integral multiples of U.S.$1,000.00 in excess thereof

Clearing:	DTC / Euroclear / Clearstream

Joint Book-Running Managers:	Barclays Bank PLC Citigroup Global Markets Limited HSBC Securities (USA) Inc. J.P. Morgan Securities plc

Names and Addresses of Representatives:

Barclays Bank PLC

5 The North Colonnade

Canary Wharf

London E14 4BB

United Kingdom

Citigroup Global Markets Limited

Citigroup Centre

Canada Square

Canary Wharf

London E14 5LB

United Kingdom

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, NY 10018

J.P. Morgan Securities plc

25 Bank Street

Canary Wharf

London E14 5JP

United Kingdom

Governing Law:	New York

Listing:	Application will be made to admit the notes to the official list of the Financial Conduct Authority and to the regulated market of the London Stock Exchange

CUSIP/ISIN:	CUSIP: 219868CC8 ISIN: US219868CC84

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch Ratings. These ratings are not a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time and should be evaluated independently of any other rating.

MiFID II professionals/ECPs-only – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a copy of the prospectus if you request it by calling Barclays Bank PLC toll-free at +1 (888) 603-5847, Citigroup Global Markets Limited at +1 (800) 831-9146, HSBC Securities (USA) Inc. toll-free at +1 (866) 811-8049 or J.P. Morgan Securities plc toll-free at +1-866-803-9204.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.